Exhibit 99.1

OneConnect to Hold Annual General Meeting on April 8, 2022

SHENZHEN, China (Business Wire) -- OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service provider for financial institutions in China, today announced that it will hold its annual general meeting (the “AGM”) of shareholders of 2022 at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong, People’s Republic of China on April 8, 2022 at 10:00 a.m. (local time).

Five proposals will be submitted for shareholder approval at the annual general meeting: (i) in connection with the proposed listing on the Hong Kong Stock Exchange, to amend and restate the third amended and restated memorandum and articles of association of the Company currently in effect by deletion in their entirety and substitution in their place of the Company’s fourth amended and restated memorandum and articles of association, which is conditional upon and will be effective immediately prior to the completion of the Company’s listing on the Hong Kong Stock Exchange (the “Listing”); (ii) to approve the granting of a general mandate to the Directors to allot, issue or deal with additional shares of the Company not exceeding 20% of the total number of issued shares immediately following the Listing, and which is conditional upon the Listing (the “Issuance Mandate”); (iii) to approve the granting of a general mandate to the Directors to exercise powers of the Company to repurchase shares of the Company representing up to 10% of the total number of issued shares immediately following the Listing, and which is conditional upon the Listing (the “Repurchase Mandate”); (iv) subject to an approval of the Issuance Mandate and the Repurchase Mandate and conditional upon the Listing, to approve an extension to the Issuance Mandate, such that the number of shares of the Company purchased under the Repurchase Mandate will also be added to extend the Issuance Mandate, provided that such additional amount shall not exceed 10% of the number of issued shares of the Company immediately following the Listing; and (v) to authorize each of the directors of the Company or Maples Corporate Services Limited to take related actions that might be necessary to effect the foregoing resolutions.

The Board of Directors of the Company has fixed the close of business on March 7, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive the notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjournment(s) or postponement(s) thereof in person.

The notice of the annual general meeting is available on the Company’s website at http://ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co. Ltd. is a technology-as-a-service provider for financial institutions. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital retail banking solution, digital commercial banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China -based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Amy Ding

Dingjingmin787@ocft.com